

Mail Stop 3561

June 23, 2017

Via E-mail
Jonathan L. Wilcox
Chief Financial Officer
American Renal Associates Holdings, Inc.
500 Cummings Center
Beverly, Massachusetts 01915

> **Re: American Renal Associates Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Response Dated June 6, 2017**
>   **File No. 001-37751**

Dear Mr. Wilcox:

We have reviewed your June 6, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2017 letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Noncontrolling Interests, page F-12

1.   We read your response to comment 1. Please revise your accounting policy to reference the probability of becoming redeemable, as opposed to the probability of redemption. Refer to paragraph 15 of ASC 480-10-S99-3A.

2.   We read your response to comment 1. For noncontrolling interests, the amount presented in temporary equity can be less than the initial amount reported in temporary equity to the extent the decrease is from the attribution of losses or potentially the distribution of

dividends. The amount presented in temporary equity should be the greater of the noncontrolling interest balance determined pursuant to ASC 810-10 or the amount determined pursuant to paragraphs 12-15 and 16(e) of ASC 480-10-S99-3A. Please revise your accounting policy accordingly.

Note 15 - Earnings (Loss) Per Share, page F-26

3.   We read your response to comment 3. Please also revise your disclosures to reconcile the $7,404 adjustment with the $20,940 change in fair value of noncontrolling interests amount presented in the noncontrolling interests subject to put provisions column on page F-6.

4.   We read your response to comment 4. Please tell us in greater detail why net income (loss) attributable to American Renal Associates Holdings, Inc. common shareholders is not presented on the face of your statement of operations, since it appears to be materially different from net income (loss) attributable to American Renal Associates Holdings, Inc. for the year ended December 31, 2016 and the three months ended March 31, 2017.

Please contact Suying Li at (202) 551-3335 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining